KASIKORNBANK

ธนาคารกสิกรไทย

RECEIVED

2009 DEC -3 A 8:02

Adit Laixuthai, Ph.D
[illegible]

[illegible]

Ref. [illegible]

[illegible]

[illegible]

[illegible]

Washington [illegible]

U.S.A.

09047424

SUPPL

[illegible]

We are [illegible] pursuant to Rule 12g3-2(b) [illegible] under the [illegible] Securities Exchange Act of 1934 [illegible] English language summary of certain information [illegible] being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2(b) file [illegible] the Commission.

Yours sincerely

Adit Laixuthai

Dec 2, 09

dlw 12/3

ธนาคารกสิกรไทย
KASIKORNBANK

EXCELLENCE

Prasarn Trairatvorakul
President

No. Yor. Or. 1038/2552

1 December 2009

Attention: The President,
The Stock Exchange of Thailand

Re: Investment in Muangthai Holding Company Limited

The general meeting of shareholders of KBank No. 97 dated April 3rd, 2009 has approved KASIKORNBANK Public Company Limited ("KBank") to make additional investment in Muang Thai Life Assurance Company Limited ("MTL"), by acquiring additional ordinary shares of MTGH (or formerly known as "Muangthai Fortis Holding Company Limited")[1], which is a limited company holding approximately 75% of the total shares issued by MTL, for KBank to hold approximately 51% of the total shares issued by MTGH, and approved KBank to subscribe for, or invest in, shares in Holding Company 2, which is a new company to be incorporated, equivalent to a maximum of 10% of the total shares issued by Holding Company 2.

KBank is pleased to inform that, on December 1st 2009, KBank has subscribed for new shares of Muangthai Holding Company Limited[2] or Holding Company 2. The investment resulted in KBank holding approximately 10% of total issued shares in Muangthai Holding Company Limited. The transaction is part of the restructure of MTGH's shareholding according to the guideline that was proposed to the general meeting of shareholders.

Please be informed accordingly.

Yours Sincerely,

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[1] Muangthai Fortis Holding Company Limited changed its name to Muang Thai Group Holding Company Limited on July 31st, 2009

[2] Muangthai Holding Company Limited was incorporated on November 9th, 2009

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